May 25, 2005

BY EDGAR

Mr. Jay Webb

Reviewing Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Comment Letter to M-Wave, Inc. Form 10-KSB for the fiscal year ended December 31, 2004; File No. 000-19944

Dear Mr. Webb,

                Thank you for your comment letter dated May 16, 2005.  We have reviewed the letter and have the following responses.  Each response has been numbered to correspond to the number of the applicable comment contained in your May 16 letter.

1.     Gross Profit and Cost of Goods Sold – We have noted your comment regarding impact of sales mix in relation to the change in gross margins and will prepare future filings in a manner that is consistent with your comment.

2.     Operating Expenses - We have noted your comment regarding impairment losses and will prepare future filings in a manner that is consistent with your comment.

3.     Revenue Recognition - We have noted your comment regarding revenue recognition and will prepare future filings in a manner that is consistent with your comment.

4.      Stock based compensation - We have noted your comment regarding methods and assumptions in determining pro-forma stock based compensation.  Beginning with the Form 10-QSB for the three months ended March 31, 2005, we have included mention of the valuation model and disclosed the weighted-average assumptions used to value stock-based payments.  We will review these disclosure guidelines as they pertain to previously existing awards and will prepare future filings in a manner that is consistent with your comment.

5.      Stock based compensation - We have noted your comment regarding assumptions for all significant equity instrument issuances.  We will review these disclosure guidelines as they pertain to all types of equity instruments and will prepare future filings in a manner that is consistent with your comment.

6.      Preferred Stock - We have noted your comment regarding presentation of preferred stock and will review the authoritative guidance as you indicated to ensure that these financial instruments are presented properly in future filings and in a manner that is consistent with your comment.

7.      Controls and Procedures - We have noted your comment regarding controls and procedures and will prepare future filings in a manner that is consistent with your comment and compliant with Rule 13a-15(e).

8.      Exhibit 31 - We have noted your comment regarding certifications and will amend our Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarter ended March 31, 2005 with the certifications set forth in Item 601of Regulation S-B.

M-Wave, Inc. (the “Company”) acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional comments or questions, please do not hesitate to contact me at (630) 562-4720.

Sincerely,

/s/ Jeff Figlewicz

Jeff Figlewicz
Corporate Controller and Principal Financial Officer